[Translation]


To Whom It May Concern:

                                                                  April 22, 2004

                                                        TOYOTA MOTOR CORPORATION
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture


                   Notice Concerning Dissolution of Subsidiary

We hereby notify you that at the meeting of the Board of Directors of Toyota Motor Corporation ("TMC") held on April 22, 2004, TMC decided to dissolve its subsidiary, Toyota Motor Insurance Agency of Massachusetts, Inc. ("TMIAM"), as described below.

1. Factors which led to dissolution

Toyota Motor Insurance Services, Inc. ("TMIS", established in March 1986, located at Torrance, California), a United States subsidiary of TMC, established TMIAM as an insurance agency company in the state of Massachusetts pursuant to the relevant state insurance regulatory administration, in order to conduct insurance agency business in the state.
However, due to deregulation of insurance administration in the state, it is no longer required to hold an insurance agency subsidiary in the state in order to conduct insurance agency business, and such may be conducted by TMIS's holding of an insurance agency license. Therefore, TMIS no longer needs to hold TMIAM. From the viewpoint of simplifying the company operation, we decided to dissolve TMIAM and integrate its business into its parent company, TMIS.

2. Facts of subsidiary to be dissolved

    Location:                        Wellesley, Massachusetts, U.S.A
    Incorporation:                   November, 1997
    Representative:                  George Borst
    Capital:                         US$ 1,000
    Shareholder:                     TMIS 100%


3. Schedule for dissolution

   Scheduled to be dissolved in May 2004.

4. Anticipated effects on the business performance

   The anticipated effects of the dissolution of TMIAM on TMC's business performance are very minor.